ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 14, 2026

Sterling Capital Funds

434 Fayetteville St. Suite 500

Raleigh, NC 27601

Ladies and Gentlemen:

We have acted as counsel to Sterling Capital Funds (the “Trust”) in connection with the registration statement of the Trust on Form N-14 (the “Registration Statement”) being filed by the Trust under the Securities Act of 1933, as amended (the “Act”), relating to the proposed reorganization of Sterling Capital Enhanced Core Bond ETF (the “Target Fund”), a series of Capitol Series Trust (“CST”), with and into Sterling Capital Enhanced Core Bond ETF (the “Acquiring Fund”), a new series of Sterling Capital Funds (the “Trust”), and the issuance of shares of beneficial interest of the Acquiring Fund in connection therewith (the “Shares”) , all in accordance with the terms of the Agreement and Plan of Reorganization by and between the Trust, on behalf of the Acquiring Fund, and CST, on behalf of the Target Fund and, solely for purposes of Section 10.2 thereof, Sterling Capital Management LLC (the “Agreement”).

We have examined the following documents:

(a)	The Trust’s Amended and Restated Agreement and Declaration of Trust, as amended to date, on file with the office of the Secretary of the Commonwealth of Massachusetts (the “Declaration of Trust”);

(b)	the Trust’s Amended and Restated Bylaws, as amended to date; and

(c)	such other documents and records as we have deemed necessary for the purposes of this opinion.

We are familiar with the actions taken by the Trust’s trustees in connection with the issuance and sale of the Shares. In all cases, we have assumed the authenticity of original documents and the conformity to authentic originals of all copies examined by us. In addition, we have also assumed the genuineness of all signatures and the legal capacity of all natural persons.

We have assumed for purposes of this opinion that, prior to the date of the issuance of the Shares, (1) the trustees of the Target Fund and the shareholders of the Target Fund will have taken all action required of them, if any, for the approval of the Agreement and (2) the Agreement will have been duly executed and delivered by each party thereto.

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Based upon and subject to the foregoing, we are of the opinion that, when issued in accordance with the Agreement, the Shares will have been duly authorized under Massachusetts law and when sold will be validly issued, fully paid, and nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. The Declaration of Trust provides for indemnification solely out of the property of the applicable series for all loss and expenses of any shareholder of such series held personally liable solely by reason of his or her being or having been such a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the applicable series itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

/s/ Ropes & Gray LLP
Ropes & Gray LLP